Exhibit 99.1

Above Food and Palm Global Execute Definitive Agreement

His Highness Sheikh Mohammed Bin Maktoum Bin Juma Al Maktoum of the Dubai Royal Family Appointed to Board Of Directors

Merger Adds Billions of Dollars in Gold-Based Assets to Above Food’s Balance Sheet, Positioning the Company as a Global Leader in the Issuance of Stablecoins and Asset Tokenisation with Considerable Recurring Revenues

Regina, Saskatchewan — JULY 7, 2025 — Above Food Ingredients Inc. (Nasdaq: ABVE) (“Above Food”) is pleased to announce that it has executed a definitive business combination agreement (“Merger Agreement”) with Palm Global Technologies Ltd. (“Palm Global”) effective July 7, 2025. Under this agreement, Above Food and Palm Global will combine (the “Merger”) through a statutory plan of arrangement in Above Food’s domestic jurisdiction. The proposed transaction has received unanimous approval from the boards of directors of both Above Food and Palm Global.

The reverse takeover merger is poised to transform Above Food, adding Palm Global’s 30% stake in the Palm Promax Investments (“PPI”) joint venture onto its balance sheet. This includes Palm Global’s share of PPI’s $350 billion valuation of U.S. situated gold-based assets. Under the terms of the Merger, Above Food will acquire Palm Global, with the latter’s shareholders receiving a total of 1.1 billion shares in Above Food in exchange for their existing holdings

Through this Merger, Above Food is positioned to become a market leader in the tokenization of real-world assets and the issuance of stablecoins, underpinned by its unequalled access to over $1.5 trillion of diverse AA- and AAA-rated sovereign-owned assets via its joint venture partner, Promax United.

Amid the recent global focus toward establishing stablecoin standards, underscored by the passage of the GENIUS (Guiding and Establishing National Innovation in U.S. Stablecoins) Act in the U.S. Senate, alongside corresponding legislation such as MiCA (Markets in Cryptocurrency Act) in the EU, draft regulations in the UK, and the Stablecoins Ordinance Regime in Hong Kong, PPI is positioned to emerge as a global leader in both the issuance of stablecoins and the establishment of central bank digital currency frameworks for developing nations, with over 15 sovereign partners already committed to the initiative.

Transaction Benefits to Above Food

1.	Transformative and immediate uplift in Above Food’s balance sheet through Palm Global’s 30% ownership of PPI and its $350 billion valuation of gold-based assets;

2.	Direct access to over $1.5 trillion of sovereign-owned assets to tokenize, leading to significant recurring long-tail income streams;

3.	Equity partner and technology provider in venture set to become a market leading issuer of stablecoins and multinational central bank digital currencies, facilitating the generation of considerable revenues;

4.	Accelerated growth in agricultural and food product revenue and margins through immediate entry into new markets and strategic trading partnerships; and

5.	Joint ventures and partnerships with ruling sovereign families and world renown global institutions.

Board of Directors and Leadership

Upon the completion of the merger, three additional directors will join the board of the combined company:

•	His Highness Sheikh Mohammed Bin Maktoum Bin Juma Al Maktoum: A distinguished Member of Dubai’s ruling royal family, Chairman of Alpha MBM Investments LLC, and a globally respected and highly influential business leader.

•	His Excellence Muayad Kafesha: Founder and President of Palm Global, Deputy Secretary General of IIMSAM — Observer to the UN ECOSOC, and a pioneer in digital transformation. He has played a pivotal role in financing and developing some of the world’s largest renewable energy and infrastructure projects.

•	Peter Knez: Chairman and CEO of Palm Global, former Co-Chief Investment Officer of BlackRock, a leading architect of the ETF sector, and a recognized authority in fixed income investment management and emerging blockchain technologies.

The senior executive team of the combined company will reflect the significant talent and experience from both organizations.

Executive Comments

Lionel Kambeitz, Executive Chairman of Above Food, stated: “The merger with Palm is a seismic shift for our Company — it is a defining moment that reshapes our future. With the expected addition of over $100 billion in gold-backed assets, our balance sheet will be significantly strengthened. Beyond this financial uplift, our operational footprint will expand dramatically - driven by the integration of a world-leading stablecoin and real-world asset tokenization venture, a scalable Al-powered blockchain technology stack, and a robust super-app platform spanning agritech, fintech, and edtech. Coupled with a mission-driven food and agritech division focused on addressing global food security, this transformation marks a new era of growth and innovation for our Company.

The enlarged group addresses a vast global market with near-boundless earnings potential, reinforcing my tremendous optimism for our share performance and long-term shareholder value.”

Muayad Kafesha, CEO of Palm Global, commented: “I am incredibly proud of Palm Global’s extraordinary achievements and the lightning-fast momentum we’ve built in just the first half of the year. This merger marks a pivotal milestone - unlocking the many strategic advantages of being a Nasdaq-listed company as we accelerate our growth trajectory and amplify our global impact at scale.

Our unparalleled integration of cutting-edge AI and blockchain technology - combined with strategic partnerships across some of the world’s most influential and far-reaching institutions—places us in a truly unique position. Through our relationships with the likes of the United Nations, the Vatican, Promax United Investments LLC, and an extensive network of government bodies and NGOs across South America, Central America, Africa, and Asia, we are exceptionally well-placed to drive meaningful, global-scale impact across the markets in which we operate.

We are honored to welcome His Highness Sheikh Mohammed Bin Maktoum Bin Juma Al Maktoum to the Board. His Highness brings exceptional leadership, global influence, and a distinguished reputation that has already made a profound impact on the Company - unlocking high-value opportunities with the potential to generate substantial revenues. As we continue to build a world-class Board, we remain committed to welcoming additional industry leaders and distinguished figures from the world’s most prestigious institutions, each bringing the expertise and perspective needed to deliver our bold and ambitious vision.”

Peter Knez, Chairman of Palm Global, commented: “Our merger with Nasdaq-listed Above Food enables Palm Global and our Palm Promax joint venture to realize their ambition of becoming the world’s leading providers of tokenized asset-backed fixed-income funds, stablecoins, and investment platforms.

With access to trillions in real-world assets and the combined force of scalable AI and blockchain technologies, we are uniquely positioned to lead one of the most dynamic and valuable markets of the future. Years ago, I stood at the forefront of the ETF revolution at Barclays and BlackRock, helping shape what has become a $14 trillion industry. Today, at Palm, we are on the brink of an even greater financial evolution. We are poised to introduce a groundbreaking portfolio of products that is set not only to surpass ETFs but redefine the global investment landscape with our tokenized, real-world asset-backed funds, products, and stablecoins.

It is with immense pride that we welcome His Highness Sheikh Mohammed Bin Maktoum Bin Juma Al Maktoum to our Board of Directors. This appointment represents a significant strategic milestone, underscoring the Company’s alignment with globally respected leadership and a shared vision for innovation, sustainability, and long-term value creation. His Highness brings exceptional international stature, influence, and a strong commitment to transformative impact - qualities that will play a critical role in advancing the Company’s objectives across key markets, including the Middle East, Africa, and Asia. Under His Highness’s guidance, we are not merely building a financial ecosystem, we are forging a legacy that will redefine the future of global finance, technology, and purpose-driven enterprise.

Together, these strategic advancements form the foundation of a truly global, future-ready financial ecosystem. As we move forward, Above Food is uniquely positioned to not only reshape capital markets and reimagine asset management through digital finance, but also to emerge as a leading force in agritech, food innovation, and edtech - delivering enduring value for our stakeholders and driving transformative impact across industries worldwide.”

Listing and Compliance

It is anticipated that the combined company’s shares will trade on The Nasdaq Capital Market (the “Nasdaq”), subject to all necessary Nasdaq listing approvals.

In connection with the Merger and the issuance of Above Food shares, Above Food intends to file a registration statement with the United States Securities and Exchange Commission (the “Registration Statement”) and a long form prospectus with securities regulators in Canada (the “Canadian Prospectus”). As part of the share exchange process related to the Merger, Above Food will provide information about Above Food’s securities offering to Palm Global shareholders.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE ) is an ingredient company that delivers products made with real, nutritious, flavorful ingredients produced with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, and proprietary seed development capabilities that leverage the power of artificial intelligence-driven genomics and agronomy, Above Food delivers nutritious ingredients to businesses and consumers with traceability and sustainability.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” future,” “opportunity,” “plan,” “may,” “should,” “will,” “could,” “will be,” will continue,” and similar expressions.

Forward-looking statements represent current judgments about possible future events, including, but not limited to statements regarding expectations or forecasts of business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs relating to the proposed transaction between Above Food and Palm Global, such as statements regarding the combined operations and prospects of Above Food and Palm Global, the current and projected market, growth opportunities and synergies for the combined company, the expected composition of the management and board of directors of the combined company, the expected trading of the combined company on the Nasdaq, the filing and approval of the Registration Statement and the Prospectus, and the timing and completion of the proposed transaction, including the satisfaction or waiver of all the required conditions thereto.

Factors that could cause actual events to differ include, but are not limited to:

•	all conditions to the proposed transaction being met, including Above Food and Palm Global agreeing to a form of plan of arrangement, as well as other conditions set forth in the definitive merger agreement;
•	the expected timing of regulatory approvals relating to the proposed transaction, the businesses of Above Food and Palm Global and of the combined company and product launches of such businesses and companies;

•	Above Food’s inability to file or make effective the Registration Statement or the final Prospectus with the respective regulators;
•	Above Food, Palm Global and the combined company’s compliance with, and changes to, applicable laws and regulations;
•	Above Food and the combined company’s ability to list the common shares of the combined company on Nasdaq;
•	the ability to successfully integrate the businesses of Above Food and Palm Global after the completion of the proposed transaction;
•	the combined company’s ability to achieve the expected benefits from the proposed transaction within the expected time frames or at all; and
•	the incurrence of unexpected costs, liabilities or delays relating to the proposed transaction.

Forward-looking statements are based on the current expectations of Above Food’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider all of the risks and uncertainties described in the documents filed by Above Food with the United States Securities and Exchange Commission (“SEC”), which is available on EDGAR at www.sec.gov/edgar.shtml. There may be additional risks that Above Food presently does not know or that Above Food currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Above Food’s expectations, plans or forecasts of future events and views as of the date of this communication. Above Food anticipates that subsequent events and developments will cause Above Food’s assessments to change. However, while Above Food may elect to update these forward-looking statements in the future, Above Food specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Above Food’s assessments as of any date subsequent to the date of this communication. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

It is possible that the Merger may not occur on the terms provided herein or in the Merger Agreement, on the expected timing or at all. In the event that the Merger is terminated Above Food may be liable to pay a termination fee to Palm Global, subject to the precise terms of the Merger Agreement.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also be available free of charge on Above Food’s website at https://abovefood.com or by contacting Above Food’s Investor Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media:

media@abovefood.com

Investors:

investors@abovefood.com